UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Innoviz Technologies Ltd.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

M5R635108

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M5R635108	13G/A	Page 2 of 14 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Yahal Zilka
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel and United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER –0–
	6.	SHARED VOTING POWER 8,576,206 (1)
	7.	SOLE DISPOSITIVE POWER –0–
	8.	SHARED DISPOSITIVE POWER 8,576,206 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,576,206(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3% (2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Consists of 8,576,206 ordinary shares of the Issuer held, in the aggregate, by Magma Venture Capital IV, L.P. and Magma Venture Capital IV CEO Fund, L.P. (collectively, the “Funds”). The Reporting Person may be deemed to possess shared investment authority with respect to all of the foregoing ordinary shares of the Issuer due to his 50% interest in the general partner (“GP GP”) of the general partner (“GP”) of the Funds.

(2)	The percentage of shares beneficially owned as set forth in row 11 above is based on a total of 135,809,565 ordinary shares of the Issuer issued and outstanding as of September 9, 2022 (as reported in the Issuer’s prospectus, dated October 11, 2022, filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended (the “Securities Act”) on October 11, 2022).

CUSIP No. M5R635108	13G/A	Page 3 of 14 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Modi Rosen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER –0–
	6.	SHARED VOTING POWER 8,576,206 (1)
	7.	SOLE DISPOSITIVE POWER –0–
	8.	SHARED DISPOSITIVE POWER 8,576,206 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,576,206(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3% (2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Consists of 8,576,206 ordinary shares of the Issuer held, in the aggregate, by the Funds. The Reporting Person may be deemed to possess shared investment authority with respect to all of the foregoing ordinary shares of the Issuer due to his 50% interest in the GP GP of the Funds.

(2)	The percentage of shares beneficially owned as set forth in row 11 above is based on a total of 135,809,565 ordinary shares of the Issuer issued and outstanding as of September 9, 2022 (as reported in the Issuer’s prospectus, dated October 11, 2022, filed with the SEC pursuant to Securities Act Rule 424(b)(3) on October 11, 2022).

CUSIP No. M5R635108	13G/A	Page 4 of 14 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Magma Venture Partners General Partner Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER –0–
	6.	SHARED VOTING POWER 8,576,206 (1)
	7.	SOLE DISPOSITIVE POWER –0–
	8.	SHARED DISPOSITIVE POWER 8,576,206 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,576,206(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3% (2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Consists of 8,576,206 ordinary shares of the Issuer held, in the aggregate, by the Funds. The Reporting Person may be deemed to possess shared investment authority with respect to all of the foregoing ordinary shares of the Issuer due to its serving as the GP GP of the Funds.

(2)	The percentage of shares beneficially owned as set forth in row 11 above is based on a total of 135,809,565 ordinary shares of the Issuer issued and outstanding as of September 9, 2022 (as reported in the Issuer’s prospectus, dated October 11, 2022, filed with the SEC pursuant to Securities Act Rule 424(b)(3) on October 11, 2022).

CUSIP No. M5R635108	13G/A	Page 5 of 14 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Magma Venture Capital Management IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER –0–
	6.	SHARED VOTING POWER 8,576,206 (1)
	7.	SOLE DISPOSITIVE POWER –0–
	8.	SHARED DISPOSITIVE POWER 8,576,206 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,576,206 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3% (2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Consists of 8,576,206 ordinary shares of the Issuer held, in the aggregate, by the Funds. The Reporting Person may be deemed to possess shared investment authority with respect to all of the foregoing ordinary shares of the Issuer due to serving as the GP of the Funds.

(2)	The percentage of shares beneficially owned as set forth in row 11 above is based on a total of 135,809,565 ordinary shares of the Issuer issued and outstanding as of September 9, 2022 (as reported in the Issuer’s prospectus, dated October 11, 2022, filed with the SEC pursuant to Securities Act Rule 424(b)(3) on October 11, 2022).

CUSIP No. M5R635108	13G/A	Page 6 of 14 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Magma Venture Capital IV CEO Fund, L.P
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 235,086
	6.	SHARED VOTING POWER –0–
	7.	SOLE DISPOSITIVE POWER 235,086
	8.	SHARED DISPOSITIVE POWER –0–

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 235,086
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2% (1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	The percentage of shares beneficially owned as set forth in row 11 above is based on a total of 135,809,565 ordinary shares of the Issuer issued and outstanding as of September 9, 2022 (as reported in the Issuer’s prospectus, dated October 11, 2022, filed with the SEC pursuant to Securities Act Rule 424(b)(3) on October 11, 2022).

CUSIP No. M5R635108	13G/A	Page 7 of 14 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Magma Venture Capital IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 8,341,120
	6.	SHARED VOTING POWER –0–
	7.	SOLE DISPOSITIVE POWER 8,341,120
	8.	SHARED DISPOSITIVE POWER –0–

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,341,120
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.1% (1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	The percentage of shares beneficially owned as set forth in row 11 above is based on a total of 135,809,565 ordinary shares of the Issuer issued and outstanding as of September 9, 2022 (as reported in the Issuer’s prospectus, dated October 11, 2022, filed with the SEC pursuant to Securities Act Rule 424(b)(3) on October 11, 2022).

CUSIP No. M5R635108	13G/A	Page 8 of 14 Pages

Item 1(a). Name of Issuer:

Innoviz Technologies Ltd. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

5 Uri Ariav Street, Bldg. C

Nitzba 300

Rosh HaAin, 4809202, Israel

Item 2(a). Name of Person Filing:

This Amendment No. 1 (this “Amendment”) to the Statement of Beneficial Ownership on Schedule 13G filed on February 8, 2022 (the “Statement”) is being filed by the below-listed persons and entities with respect to the ordinary shares, no par value, of the Issuer (the “Ordinary Shares” or “Shares”) beneficially owned by them.

(a)	Magma Venture Capital IV CEO Fund, L.P. (“Magma IV CEO”), which directly owns 235,086 Shares;

(b)	Magma Venture Capital IV, L.P. (“Magma IV”), which directly owns 8,341,120 Shares;

(c)	Magma Venture Capital Management IV, L.P. (“Magma Management IV”), the sole general partner of Magma IV CEO and Magma IV;

(d)	Magma Venture Partners General Partner Ltd. (“Magma General Partner”), the sole general partner of Magma Management IV;

(e)	Yahal Zilka, the beneficial owner of 50% of the outstanding shares of Magma General Partner;

(f)	Modi Rosen, the beneficial owner of 50% of the outstanding shares of Magma General Partner.

Magma IV CEO and Magma IV (collectively, the “Funds”) directly own the Shares reported in this Amendment.

Each of Magma IV CEO, Magma IV, Magma Management IV, Magma General Partner, Yahal Zilka and Modi Rosen is sometimes individually referred to herein as a “Reporting Person,” and collectively they are referred to as the “Reporting Persons”.

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons:

c/o 22 Rothschild Blvd.

25th floor

Tel Aviv, 6688218, Israel

CUSIP No. M5R635108	13G/A	Page 9 of 14 Pages

Item 2(c). Citizenship:

Yahal Zilka — Israel and United States of America

Modi Rosen — Israel

Magma General Partner — Israel

Magma Management IV — Cayman Islands

Magma IV CEO — Cayman Islands

Magma IV — Cayman Islands

Item 2(d). Title of Class of Securities:

Ordinary shares, no par value

Item 2(e). CUSIP Number:

M5R635108

Item 3. Not Applicable.

Item 4. Ownership.

The Reporting Persons beneficially own ordinary shares of the Issuer as follows:

Yahal Zilka:

(a)	Amount beneficially owned: 8,576,206 ordinary shares.

(b)	Percent of class:* 6.3%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: –0–

(ii)	Shared power to vote or to direct the vote: 8,576,206

(iii)	Sole power to dispose or to direct the disposition of: –0–

(iv)	Shared power to dispose or to direct the disposition of: 8,576,206

Modi Rosen:

(a)	Amount beneficially owned: 8,576,206 ordinary shares.

(b)	Percent of class:* 6.3%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: –0–

(ii)	Shared power to vote or to direct the vote: 8,576,206

CUSIP No. M5R635108	13G/A	Page 10 of 14 Pages

(iii)	Sole power to dispose or to direct the disposition of: –0–

(iv)	Shared power to dispose or to direct the disposition of: 8,576,206

Magma General Partner:

(a)	Amount beneficially owned: 8,576,206 ordinary shares.

(b)	Percent of class:* 6.3%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: –0–

(ii)	Shared power to vote or to direct the vote: 8,576,206

(iii)	Sole power to dispose or to direct the disposition of: –0–

(iv)	Shared power to dispose or to direct the disposition of: –8,576,206

For Magma Management IV:

(a)	Amount beneficially owned: 8,576,206 ordinary shares.

(b)	Percent of class:* 6.3%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: –0–

(ii)	Shared power to vote or to direct the vote: 8,576,206

(iii)	Sole power to dispose or to direct the disposition of: –0–

(iv)	Shared power to dispose or to direct the disposition of: 8,576,206

Magma IV CEO:

(a)	Amount beneficially owned: 235,086 ordinary shares

(b)	Percent of class:* 0.2%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 235,086

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 235,086

(iv)	Shared power to dispose or to direct the disposition of: 0

CUSIP No. M5R635108	13G/A	Page 11 of 14 Pages

Magma IV:

(a)	Amount beneficially owned: 8,341,120 ordinary shares.

(b)	Percent of class:* 6.1%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 8,341,120

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 8,341,120

(iv)	Shared power to dispose or to direct the disposition of: 0

*	All percentage ownerships reflected in this Amendment are based on a total of 135,809,565 ordinary shares of the Issuer issued and outstanding as of September 9, 2022 (as reported in the Issuer’s prospectus, dated October 11, 2022, filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended on October 11, 2022)..

(1) Please see footnote (1) of the cover page for Yahal Zilka for an explanation as to the basis for the beneficial ownership of these Shares.

(2) Please see footnote (1) of the cover page for Modi Rosen for an explanation as to the basis for the beneficial ownership of these Shares.

(3) Please see footnote (1) of the cover page for Magma General Partner for an explanation as to the basis for the beneficial ownership of these Shares.

(4) Please see footnote (1) of the cover page for Magma Management IV for an explanation as to the basis for the beneficial ownership of these Ordinary Shares.

Each of the foregoing Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of its or his (as applicable) pecuniary interest (if any) therein.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

CUSIP No. M5R635108	13G/A	Page 12 of 14 Pages

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

As the general partner of Magma Management IV (which is the sole general partner of Magma IV CEO and Magma IV), Magma General Partner may be deemed to beneficially own all 8,576,206 Shares held directly by the Funds and has the power to direct the receipt of dividends from, or the proceeds of, the sale of such Shares. Yahal Zilka and Modi Rosen, who each own 50% of Magma General Partner, may be deemed to beneficially own all 8,576,206 Shares held directly by the Funds and have the joint power to direct the receipt of dividends from, or the proceeds of, the sale of such Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

CUSIP No. M5R635108	13G/A	Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2023

YAHAL ZILKA

/s/ Yahal Zilka
Name:	Yahal Zilka

MODI ROSEN

/s/ Modi Rosen
Name:	Modi Rosen

MAGMA VENTURE PARTNERS GENERAL PARTNER LTD.

/s/ Yahal Zilka
Name:	Yahal Zilka

MODI ROSEN

/s/ Modi Rosen
Name:	Modi Rosen

MAGMA VENTURE CAPITAL MANAGEMENT IV L.P.
By: Magma Venture Partners General Partner Ltd., its General Partner

/s/Yahal Zilka and Modi Rosen
Name:	Yahal Zilka and Modi Rosen
Title:	Directors

MAGMA VENTURE CAPITAL IV CEO FUND, L.P.
By: Magma Venture Capital Management IV L.P., its General Partner
By: Magma Venture Partners General Partner Ltd., its General Partner

/s/ Yahal Zilka and Modi Rosen
Name:	Yahal Zilka and Modi Rosen
Title:	Directors

MAGMA VENTURE CAPITAL IV L.P.
By: Magma Venture Capital Management IV L.P., its General Partner

/s/ Yahal Zilka and Modi Rosen
Name:	Yahal Zilka and Modi Rosen
Title:	Directors

CUSIP No. M5R635108	13G/A	Page 14 of 14 Pages

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 1 to the Statement)